UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F []

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 24, 2026

VTEX

By: /s/ Ricardo Camatta Sodré

Name: Ricardo Camatta Sodré

Title: Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2026 Annual General Meeting of Shareholders
99.2	Proxy Statement
99.3	Form of Proxy Card

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Exhibit 99.1

VTEX

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 26, 2026

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of VTEX (the “Company”) will be held on May 26, 2026 at 10:00 a.m. (Eastern Time) at Harbour Place, 103 South Church Street, Grand Cayman, KY1-1002, Cayman Islands. Holders of record of the Company’s Class A common shares and the Class B common shares as of the Record Date (as defined below), are cordially invited to attend the AGM.

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.
Proposal No. 1: the ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2025.
2.
Proposal No. 2: the appointment of PricewaterhouseCoopers Auditores Independentes Ltda. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

The Board of Directors of the Company (the “Board”) has fixed the close of business on April 13, 2026, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2025 annual report for the fiscal year ended December 31, 2025 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 26, 2026 (the “2025 Form 20-F”). Shareholders may obtain a copy of the 2025 Form 20-F, free of charge, from the Company’s website at https://investors.vtex.com/ and on the SEC’s website (http://www.sec.gov) or by contacting the Company’s Investor Relations Department by email at investors@vtex.com.

The Board recommends that the Company's shareholders vote “FOR” the resolution at the AGM. Further details regarding the resolutions are set out in the attached proxy statement (which is hereby incorporated into this notice by reference) (the “Proxy Statement”).

Please read our Proxy Statement for important information on the resolution. Your vote is important. Whether or not you expect to attend the AGM and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm, or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, Proxy Card, and Proxy Statement.

Proxies submitted by registered shareholders and street shareholders (whether by Internet or by mailing a Proxy Card) must be received by us no later than 11:59 p.m., Eastern time, on May 25, 2026, to ensure your representation at our AGM.

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By Order of the Board of Directors

/s/ Geraldo do Carmo Thomaz Júnior

Name: Geraldo do Carmo Thomaz Júnior

Title: Co-Chairman of the Board of Directors

/s/ Mariano Gomide de Faria

Name: Mariano Gomide de Faria

Title: Co-Chairman of the Board of Directors

Dated: April 24, 2026

Registered Office:

Harbour Place, 103

South Church Street,

Grand Cayman,

KY1-1002

Cayman Islands

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IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR VTEX SHAREHOLDER MEETING TO BE HELD ON MAY 26, 2026

Our Proxy Statement, our annual report on Form 20-F for the fiscal year ended December 31, 2025, and our audited consolidated financial statements for the year ended December 31, 2025, and their respective notes can be accessed free of charge on our investor relations website (https://www.investors.vtex.com/) and on the SEC’s website (http://www.sec.gov).

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com/ for registered shareholders and at www.proxyvote.com/ for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

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Exhibit 99.2

VTEX

Harbour Place

103 South Church Street

Grand Cayman

KY1-1002

Cayman Islands

PROXY STATEMENT

General

The board of directors of VTEX (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on May 26, 2026 at 10:00 a.m. (Eastern Time). The AGM will be held at Harbour Place, 103 South Church Street, Grand Cayman, KY1-1002, Cayman Islands.

On or about April 24, 2026, we first mailed our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM, and the proxy card, along with instructions on voting using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on our investor relations website (https://www.investors.vtex.com/), and the SEC’s website (http://www.sec.gov)

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com/ for registered shareholders and at www.proxyvote.com/ for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Record Date, Share Ownership, and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on April 13, 2026, Cayman Islands time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless they are registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 170,486,119 Common Shares were issued and outstanding, including 90,129,389 Class A Common Shares and 80,356,730 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by Proxy, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten (10) votes at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e., a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

On or about April 24, 2026, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability of Proxy Materials directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

Voting by Holders of Common Shares

Common Shares that are properly voted via the Internet or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your Notice of Internet Availability of Proxy Materials or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability of Proxy Materials or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on May 25, 2026 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.voteproxy.com/ by inserting the control number on the Notice of Internet Availability of Proxy Materials or proxy card to be provided to you by Equiniti. You may provide voting instructions by Internet or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by Internet, Proxy or in person at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com/ by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at investors@vtex.com, or a duly executed proxy (via the Internet or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If

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you are not planning to attend in person our AGM, to ensure your representation at our AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on May 25, 2026.

PROPOSAL 1:

RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

The Company seeks shareholder approval and ratification of the Company’s 2025 financial statements which have been prepared in accordance with US GAAP, in respect of the fiscal year ended December 31, 2025. A copy of the Company’s 2025 financial statements is available on the “Financials” section of the Company’s website at https://investors.vtex.com/.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025.

PROPOSAL 2:

APPOINTMENT OF PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES LTDA. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.

The Company seeks shareholder approval for the appointment of PricewaterhouseCoopers Auditores Independentes Ltda. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

The Audit Committee of the Board of Directors has appointed PricewaterhouseCoopers Auditores Independentes Ltda. to serve as the Company’s independent registered public accounting firm for the 2026 fiscal year, subject to shareholder approval at the AGM. PricewaterhouseCoopers Auditores Independentes Ltda. has served as the Company’s independent registered public accounting firm since 2019, and the Board believes that the firm’s continued appointment is in the best interests of the Company and its shareholders, considering its expertise, independence, and familiarity with the Company’s operations and financial reporting processes.

The affirmative vote of the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required to approve this proposal. If proxies are properly submitted by signing, dating, and returning a proxy card, the Common Shares represented thereby will be voted in the manner specified therein.

Although shareholder ratification is not required under Cayman Islands law, the Board considers it a matter of good corporate governance to seek shareholder approval of the appointment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES LTDA. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.

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ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2025 annual report to shareholders on Form 20-F, along with a copy of this proxy statement, as well as our audited consolidated financial statements for the year ended December 31, 2025, and its respective notes can be accessed free of charge, on the Company’s website (https://www.investors.vtex.com/) and on the SEC’s website (http://www.sec.gov).

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote for the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors Geraldo do Carmo Thomaz Júnior and Mariano Gomide de Faria, Co-Chairmen of the Board of Directors April 24, 2026

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Exhibit 99.3

VTEX

Proxy for Annual General Meeting of Shareholders on May 26, 2026

Solicited on Behalf of the Board of Directors

I/We __________________________________________________________

Please Print Name(s)

of _____________________________________________________________

Please Print Address(es)

being (a) shareholder(s) of the Company hereby appoint Julia Vater Fernández, or failing her the duly appointed chairman of the Meeting (the “Chairman”), with full power of substitution and power to act alone, as proxy to vote all the shares of Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of VTEX, to be held at 10:00 am (ET) on May 26, 2026 at Harbour Place, 103 South Church Street Grand Cayman, KY1-1002, Cayman Islands, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side.)

ANNUAL MEETING OF SHAREHOLDERS OF

VTEX

May 26, 2026

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your
Proxy Material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are
available at - https://www.investors.vtex.com/

Please sign, date and mail
your Proxy Card in the
envelope provided as soon as possible

Please detach along the perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ON THE RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE
AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025 AND “FOR” PROPOSAL 2.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS
SHOWN HERE ⛝

RESOLUTIONS OF THE ANNUAL GENERAL MEETING

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS

			FOR	AGAINST	ABSTAIN
	1.	The ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2025.	☐	☐	☐

	2.	The appointment of PricewaterhouseCoopers Auditores Independentes Ltda. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

via this method.

☐

Signature of Shareholder	Date:	Signature of Stockholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in the partnership name by an authorized person.

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